BLACKROCK INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

SEC FILE NUMBER

8-48436

FILING FOR THE PERIOD BEGINNING _____ 01/01/2025 _____ AND ENDING _____ 12/31/2025 _____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BlackRock Investments, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   □ Security-based swap dealer   □ Major security-based swap participant
   □ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
   50 Hudson Yards

(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Zachary Marcus	(646) 231-0046	zachary.marcus@blackrock.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

   Deloitte & Touche LLP

(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Zachary Marcus, affirm that, to the best of my knowledge and belief, the statement of financial condition pertaining to the firm of BlackRock Investments, LLC, as of December 31, 2025, is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____
Financial and Operations Principal
Title

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BlackRock Investments, LLC
Statement of Financial Condition
December 31, 2025

Contents



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Member of BlackRock Investments, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BlackRock Investments, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 25, 2026

We have served as the Company's auditor since 2002.

BlackRock Investments, LLC

Statement of Financial Condition

December 31, 2025

(in thousands)

Assets

Cash and cash equivalents	$	55,654
Due from related parties		33,725
Deferred sales commissions, net		1,614
Other assets		13,217
Total assets	$	104,210

Liabilities

Due to broker–dealers	$	30,703
Due to related parties		3,244
Accounts payable and accrued liabilities		7,032
Total liabilities		40,979
Member's equity		63,231
Total liabilities and member's equity	$	104,210

See accompanying notes to the statement of financial condition.

1. Organization

BlackRock Investments, LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of BlackRock Financial Management, Inc., which is an indirect, wholly owned subsidiary of BlackRock, Inc. (together, with its subsidiaries "BlackRock"). The Company is a registered broker–dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is the distributor or placement agent of various BlackRock–sponsored mutual funds, *iShares*® exchange-traded funds, other BlackRock–sponsored privately placed funds, and certain municipal securities (collectively, the "Funds").

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Accounting Developments

Income Tax Disclosure Requirements. In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023–09, *Improvements to Income Tax Disclosures* ("ASU 2023–09"), which enhances annual income tax disclosures. The two primary enhancements relate to the disaggregation of existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid. The income tax disclosure requirements of ASU 2023–09 are not applicable to the Company for the year ended December 31, 2025. See *Income Taxes*, for further information.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and an investment in a money market fund. Cash and cash equivalents are carried at either cost or amortized cost, which approximates fair value due to their short–term maturities.

Fair Value Measurements

The Company uses a fair value hierarchy that prioritizes inputs to valuation approaches used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 Inputs – Quoted prices (unadjusted) in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs – Unobservable inputs for the valuation of the asset or liability, which may include nonbinding broker quotes. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgement or estimation.

The Company's financial assets measured at fair value consist of an investment in a money market fund, which is included in cash and cash equivalents on the statement of financial condition, and had a fair value of $36.5 million at December 31, 2025. The money market fund is valued using the published net asset value of the fund, which approximates its fair value and is classified in Level 1 of the fair value hierarchy.

Deferred Sales Commissions, Net

The Company pays third-party distributors an upfront sales commission upon the third-party distributor delivering an investment into the Funds. For certain share classes, this sales commission is initially recorded by the Company as a deferred sales commission ("DSC") asset representing the Company's right to future distribution and service fees.

Income Taxes

The Company is a disregarded entity for U.S. tax purposes and generally is not subject to income taxes. BlackRock is individually liable for income taxes, if any, on the Company's net taxable income. Accordingly, no income tax provision has been recorded.

3. Related Party Transactions

The Company earns distribution and servicing fees for serving as distributor of the Funds. At December 31, 2025, distribution and servicing fees receivable from the Funds was $30.5 million and is included in due from related parties on the statement of financial condition.

The Company provides certain distribution services to a wholly owned subsidiary of BlackRock. Pursuant to this arrangement, $3.2 million was due from the related party at December 31, 2025.

Certain wholly owned subsidiaries of BlackRock provide management and administration services to the Company. At December 31, 2025, amounts due to related parties pertaining to these services was $3.2 million.

Outstanding amounts related to the above transactions are recorded on a net basis in the statement of financial condition where the legal right and intent to offset exists.

Receivables from contracts with customers, which are included in due from related parties and other assets on the statement of financial condition, were $40.7 million at January 1, 2025 and $42.0 million at December 31, 2025.

4. Indemnifications, Commitments, and Contingencies

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements cannot be quantified as this could involve future claims that may be made against the Company that have not yet occurred. Management believes that the likelihood of any material liability arising under these arrangements is remote. No related liability has been recorded in the statement of financial condition.

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain regulatory investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the statement of financial condition of the Company at December 31, 2025.

5. Net Capital Requirements

The Company calculates its net capital using the alternative method under Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the Company to maintain minimum net capital of the greater of $250.0 thousand or 2% of aggregate debits. At December 31, 2025, the Company had net capital of approximately $26.9 million, which was $26.6 million in excess of its required net capital of $250.0 thousand.

6. Subsequent Events

The Company conducted a review for subsequent events through the date this statement of financial condition was issued and determined that no subsequent events had occurred that would require accrual or additional disclosures.